EXHIBIT 10.35

SEVENTH AMENDMENT

TO

AMENDED AND RESTATED PRIVATE LABEL

CREDIT CARD PROGRAM AGREEMENT

This Seventh Amendment to Amended and Restated Private Label Credit Card Program Agreement ("Seventh Amendment") is entered into as of the 1st day of January, 2009 (the "Effective Date") by and among Stage Stores, Inc., a Nevada corporation ("Stage Stores"), Specialty Retailers, Inc., a Texas corporation ("Specialty"), with their principal offices at 10201 Main Street, Houston, Texas 77025 (Stage Stores and Specialty hereinafter being referred to collectively as "Stage"), and World Financial Network National Bank, a national banking association with its principal offices at 3100 Easton Square Place, Columbus, OH 43219 ("Bank"). Stage Stores, Specialty, and Bank are collectively referred to in this Seventh Amendment as the "Parties."

R E C I T A L S:

WHEREAS, Stage and Bank entered into an Amended and Restated Private Label Credit Card Program Agreement dated as of March 5, 2004, as amended (the "Agreement") pursuant to which Bank issues private label credit cards which allows Customers of Stage to purchase goods and/or services from Stage; and

WHEREAS, Stage and Bank now desire to amend the Agreement to amend the Fees provision of the Agreement; and

WHEREAS, the current version of Schedule 1.1 of the Agreement is set forth in the Fifth Amendment to the Agreement and the Parties wish to amend and restate Schedule 1.1 as provided herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the Parties hereto agree as follows:

1. Definitions; References. Each term used herein which is not defined herein shall have the meaning assigned to such term in the Agreement. Each reference to "hereof", "hereunder", "herein" and "hereby" and each other similar reference and each reference to "this Agreement" and each other similar reference contained in the Agreement shall from and after the date hereof refer to the Agreement amended hereby.

2. <u>Section 3.6(d)</u>. Section 3.6(d) of the Agreement is deleted in its entirety and replaced with a new Section 3.6(d) as follows:

    "(d) Subject to Applicable Law and the terms and conditions set forth in the Credit Card Agreement, Bank shall charge each Cardholder a finance charge on the unpaid balance in their Account at an annual percentage rate equal to 24.99%; a $1 minimum finance charge; late fees equal to $15 for balances under $250 (for Peebles Accounts, $20 for balances under $250) and $25 for balances equal to or greater than $250; and returned check fees equal to $30. Bank will not impose an over limit fee. The minimum payment shall be the greater of $1/15^{th}$ of the balance or $10, plus any late fee. Bank will not impose finance charges on Regular Revolving Purchases in any billing period in which payments received and credits issued by the payment due date, which will be twenty-five (25) days after the statement closing date, equals or exceeds the previous balance. Bank will not assess late fees unless a required payment is not received by Bank by the Bank's billing date. Bank may make any changes in the terms of the Credit Card Agreement at any time as required by Applicable Law or safety and soundness considerations or on an individual Account by Account basis in connection with its servicing of the Accounts. With respect to any other changes in terms affecting the APR, imposition of finance charges, and/or fees charged by Bank as set forth above Bank will, prior to making any changes, review and discuss such changes with Stage in order to maximize the potential of the Plan and mutually benefit Stage and Bank, and will not make such changes without Stage's prior written consent unless required by Applicable Law or for Bank's safety and soundness. Bank shall determine the fees associated with Bank's provision of services to the Cardholders in connection with the Accounts in accordance with industry practices, including electronic payments, payments by phone, requests for excessive research (i.e. multiple statement copies), copies of payments and Charge Slips."

3. <u>Schedule 1.1</u>. Schedule 1.1 shall be amended and restated as attached hereto.

4. <u>Governing Law</u>. This Seventh Amendment shall be governed by and construed in accordance with the laws of the State of Ohio.

5. <u>Counterparts; Effectiveness</u>. This Seventh Amendment may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of such counterparts shall together constitute one and the same instrument. The provisions included in this Seventh Amendment shall be effective as of the Effective Date set forth in the first paragraph of this Seventh Amendment.

6.   <u>Entire Agreement</u>. As hereby amended and supplemented, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the Parties have caused this Seventh Amendment to be executed by their duly authorized officers as of the Effective Date.

WORLD FINANCIAL NETWORK NATIONAL BANK

By: /s/ Daniel T. Groomes

Name: Daniel T. Groomes

Title: President

STAGE STORES, INC.

By: /s/ Richard E. Stasyszen

Name: Richard E. Stasyszen

Title: Sr. Vice President - Finance & Controller

SPECIALTY RETAILERS, INC.

By: /s/ Richard E. Stasyszen

Name: Richard E. Stasyszen

Title: Sr. Vice President - Finance & Controller

Schedule 1.1

Discount Rate

A. DISCOUNT RATE FOR ACCOUNTS EXCEPT PEEBLES ACCOUNTS

The following Discount Rate for Regular Revolving Purchases shall be applied to all Accounts except for Peebles Accounts, until the conditions set forth in Section B below are met, at which time the Discount Rate set forth in this Section A shall apply to all Accounts. The Discount Rate shall be equal to (i) the Base Discount Rate set forth in (A) (1), subject to any adjustments described in (A) (2).

1. Base Discount Rate.

The Base Discount Rate shall be 0% (or zero basis points (bps) for all Regular Revolving Purchases.

2. Adjustments to Base Discount Rate.

(a) Bank shall, at the end of each Plan quarter, calculate the Net Portfolio Yield. Subject to Section (A) (2) (b) below: (i) if the Net Portfolio Yield is between 10.0% and 11.0% (the "Net Portfolio Yield Range"), then the Discount Rate for the next quarter shall be equal to the Base Discount Rate, and (ii) if the Net Portfolio Yield is less than 10.0% or greater than 11.0%, then Bank shall calculate the new Discount Rate by adding to or subtracting from the Base Discount Rate the amount of the Discount Rate Adjustor.

(b) At such time as Bank commences to include the Peebles Accounts in the calculation (beginning the first quarter after the Average Balance for the Peebles Accounts is equal to or greater than $330 for the prior Plan Year pursuant to Section B below), Bank shall also change the Net Portfolio Yield Range to between 9.9% and 10.9%.

Definitions:

The Accounts Receivable Turn shall be equal to the Net Sales for the prior 12 month period divided by the total Average Principal-Only Accounts Receivable for the same period.

The Average Principal-Only Accounts Receivable shall be equal to the sum of the month-end principal-only accounts receivable divided by the number of months being measured. The principal portion of the accounts receivable contain Purchases, Third-Party Program Charges and Enhancement Marketing Services charges, and other charges not related to interest and fees.

The Collected Finance Charge Yield shall be equal to the sum of all finance charges collected during a given period.

The Collected Late Fee Yield shall be equal to the sum of all late fees collected during a given period.

The Discount Rate Adjustor shall be equal to the amount by which the Net Portfolio Yield falls below or exceeds the Net Portfolio Yield Range, divided by 2, and then divided by the Accounts Receivable Turn for the prior 12 month period.

The Net Portfolio Yield shall be equal to (i) the sum of the Bank's collected finance charge yield for the prior 12 month period plus the Bank's collected late fee yield for the prior 12 month period, *divided* by the Average Principal-Only Accounts Receivable, minus (ii) Net Principal Write Offs %, minus (iii) the weighted average Prime Rate.

The Net Principal Write Offs % shall be equal to the principal balances written off by Bank related to the Plan, minus any recoveries received by Bank for prior written off balances divided by the Average Principal-Only Accounts Receivable.

The Weighted Average Prime Rate shall be the sum of the product of the month-end principal-only accounts receivable multiplied by the Prime Rate quoted in <u>The Wall Street Journal</u> on the last Business Day of the month being measured for each month in the measured period divided by the sum of the month-end principal-only accounts receivable for the period being measured.

For Example:

Example 1:

Collected Finance Charge Yield + Collected Late Fee Yield (for prior 12 months)	**= 28.00%**
Minus Net Principal Write Offs %	**= 13.00%**
Minus Weighted Average Prime Rate ÷ average accounts receivable	**= 4.25%**
Net Portfolio Yield	**= 10.75%**
Result: No change to the Base Discount Rate	

Example 2:

Net Portfolio Yield Calculation
Collected Finance Charge Yield + Collected Late Fee Yield	**= 30.00%**
(for prior 12 months)	
Minus Net Principal Write Offs %	**= 13.25%**
Minus Weighted Average prime Rate ÷	
Average accounts receivable	**= 4.25%**
Net Portfolio Yield	**= 12.50%**

Accounts Receivable Turn Calculation
Net Sales:	**$430,000,000**	
Divided by the total average		
Principal-Only Accounts Receivable		**=$268,000,000**
Accounts Receivable Turn:	**=1.6**	

Discount Rate Adjustor Calculation
Difference between 12.50% Minus 11.00%	**= 1.50%**
Divided by 2	**= 0.75%**
Divided by the Account Receivable Turn of 1.6	**= 0.47%**

Result: Base Discount Rate is reduced from 0.00% to -0.47%, meaning that Bank shall pay such Discount Fee to Stage.

Example 3:

Net Portfolio Yield Calculation
Collected Finance Charge Yield + Collected Late Fee Yield	**= 28.00%**
(for prior 12 months)	
Minus Net Principal Write Offs %	**= 14.25%**
Minus Weighted Average prime Rate ÷	
Average accounts receivable	**= 4.25%**
Net Portfolio Yield	**= 9.50%**

Accounts Receivable Turn Calculation
Net Sales:	**$430,000,000**
Divided by the total average	
Principal-Only Accounts Receivable	
=$268,000,000	
Accounts Receivable Turn:	**=1.6**

Discount Rate Adjustor Calculation
Difference between 9.50% Minus 10.00%	**= -0.50%**
Divided by 2	**= -0.25%**
Divided by the Account Receivable Turn of 1.6	**= -0.16%**

Result: Base Discount Rate is increased from 0.00% to 0.16%, meaning that Stage shall pay such Discount Fee to Bank.

B.   DISCOUNT RATE FOR PEEBLES ACCOUNTS

Unless otherwise revised per the terms of this Section B, the Discount Rate for Peebles Accounts shall be 0.% (zero bps). After the end of each Plan Year, Bank shall calculate the Average Balance for the Peebles Accounts for the prior Plan Year and if the Average Balance for the Peebles Accounts is less than $330, then the Discount Rate for Regular Revolving Purchases for the next Plan Year shall remain at 0%. However, if the Average Balance for the Peebles Accounts is greater than $330, then Bank shall, commencing with its next quarterly calculation pursuant to Section A (2) above, and continuing thereafter, include the Peebles Accounts in the calculation of the Discount Rate for Regular Revolving Purchases on a quarterly basis pursuant to the calculation as set forth in Section A (2) above.

C.   INCREASED APR TRANSITION PERIOD

1.   General.

The Parties recognize and agree that after the Effective Date the APR shall increase from 21.6% to 24.99%. The Parties further agree that, for the time period that this Seventh Amendment applies, Stage shall benefit from finance charge revenue sooner than would otherwise be the case under the yield share formula provided for above in this Schedule 1.1. Accordingly, the Parties have agreed to the provisions of this Section C of Schedule 1.1, which shall apply only for the time period described herein and only to the Stage Accounts (unless, under Section B above, the Peebles Accounts would become relevant to the calculations). In other words, prior to June 30, 2010 and after March 31, 2011, the calculations and payments described in this Section C shall not be applicable to any Accounts.

2.   Definitions.

"Actual Discount Rate" shall mean, as to each period for which it applies, the Discount Rate determined by following the calculations set forth in Section A above in this Schedule 1.1, which includes accounting for the fact that the APR of 21.60% changed to 24.99% after the Effective Date.

"Actual Finance Charge (or F/C) Yield Revenue" shall mean, as to each period for which it is calculated, the total collected finance charge yield as calculated per Section A above in this Schedule 1.1.

"Baseline Finance Charge (or F/C) Yield Revenue" shall mean, as to each period for which it is calculated, the amount that is equal to what the Actual F/C Yield Revenue would have been if the APR were 21.60% at all times. Said another way, it is the amount that results from the following calculation: [Actual F/C Yield Revenue divided by 24.99] x 21.60. For example, using the hypothetical figures from the charts set forth on the attached Exhibit 1, if the Actual F/C Yield Revenue for April 2010 were $4,162,211; then [$4,162,211 divided by 24.99] = $166,555; [$166,555 x 21.60] = a Baseline F/C Yield Revenue in April of $3,597,589, as is also set forth in the charts set forth on the attached Exhibit 1.

"Baseline Discount Rate" shall mean, as to each period for which it is calculated, the Discount Rate determined by following the calculations set forth in Section A above in this Schedule 1.1, except that "Baseline F/C Yield Revenue" will be substituted for "Actual F/C Yield Revenue" in the calculation.

"Incremental Flowthrough" shall mean, as to each month for which it is calculated, an amount equal to [the Incremental Discount Rate] **x** [Net Sales].

"Incremental Discount Rate" shall mean, as to each month for which it applies, the Discount Rate equal to [Actual Discount Rate] minus [Baseline Discount Rate].

"Quarterly Pay-out" shall mean, as to each quarterly yield share calculation at the end of June, September, and December of 2010 and March 2011, respectively, the amount that is the result of the following calculation: [Actual F/C Yield Revenue for the prior three (3) months less Baseline F/C Yield Revenue for the prior three (3) months] = Total Incremental F/C Yield Revenue; Total Incremental F/C Yield Revenue x [0.50] = Stage Share; Stage Share minus [Incremental Flowthrough in the prior three (3) months] = Quarterly Pay-out. **Provided, however**, that the Incremental Flowthrough for the June 30, 2010 Quarterly Pay-out will be zero ($0.00). Therefore, in that one circumstance, the Stage Share will equal the Quarterly Pay-out amount.

"Stage Share" shall mean, as to each period for which it is calculated, an amount that is equal to one-half (1/2) of the Total Incremental F/C Yield Revenue for the same time period. For example, using the hypothetical figures for April 2010 from the charts set forth on the attached Exhibit 1, the Stage Share for April 2010 is $282,311, being one-half of the Total Incremental Finance Charge for April of 2010 ($564,622).

"Total Incremental Finance Charge (or F/C) Yield Revenue" shall mean, as to each period for which it is calculated, the result of the following calculation: [Actual F/C Yield Revenue] minus [Baseline F/C Yield Revenue]. For example, using the hypothetical figures for April 2010 set forth in the charts set forth on the attached Exhibit 1: [Actual F/C Yield Revenue of $ 4,162,211 minus Baseline F/C Yield Revenue of $3,597,589 = Total Incremental F/C Yield Revenue of $564,622.

3.   **Payments to Stage**.

(Using the hypothetical figures set forth in the tables referenced below for illustration purposes only)

(a) On June 30, 2010, in compliance with Section A above in this Schedule 1.1, Bank shall (i) determine the Actual Discount Rate for July through September of 2010 (which in the charts set forth on the attached Exhibit 1 would be 1.82%) . In addition, Bank shall determine (ii) the June 30, 2010 Quarterly Pay-out, and (iii) the Baseline and Incremental Discount Rates for July through September 2010. So, using the hypothetical figures in the charts set forth on the attached Exhibit 1:

   (ii) Quarterly Pay-out

   $12,329,082 Actual F/C Yield Revenue for April through June
   minus
   ($10,656,589) Baseline F/C Yield Revenue for April through June
    = $1,672,493 Total Incremental F/C Yield Revenue for April through June
    x [0.50] = $836,246 Stage Share; same as Quarterly Pay-out

   (iii) Other Discount Rates for July through September of 2010
   Baseline:1.58%
   Incremental: 0.24% (Actual of 1.82% minus Baseline of 1.58%)

(c) On each of September 30 and December 31, 2010, Bank shall repeat the calculations and payments as described in subsection (b) immediately above, based on the actual data applicable at that time, except that the Quarterly-Payouts will take into account Incremental Flowthrough for the subject period. For instance, using the hypothetical figures in the charts set forth on the attached Exhibit 1 and applying them to September 30, 2010:

   (i) Actual Discount Rate for October through December 2010: 1.90%

(ii)   Quarterly Pay-out
$12,519,314 Actual F/C Yield Revenue for July through September
minus
($10,821,016) Baseline F/C Yield Revenue for July through September
= $1,698,298 Total Incremental F/C Yield Revenue for July through September
x [0.50] = $849,149 Stage Share
minus
($67,145) July   Incremental Flowthrough (Net Sales of $27,977,153 x. 0.24%)
($83,256) Aug.   Incremental Flowthrough) (Net Sales of $34,689,800 x. 0.24%)
($56,357) Sept. Incremental Flowthrough (Net Sales of $23,482,208 x. 0.24%)
= $642,391 Quarterly Pay-out for September 30, 2010

(iii) Other Discount Rates for October through December 2010
       Baseline:1.42%
       Incremental: 0.48% (Actual of 1.90% minus Baseline of 1.42%)

(d) On March 31, 2011 Bank shall also calculate the Quarterly Pay-out (which calculation shall include Incremental Flowthrough). Otherwise, Bank shall follow the procedures set forth in Section A above in this Schedule 1.1. For instance, the Discount Rate to be applied for April through June 2011 will not be referred to as the Actual Discount Rate, and Bank shall neither calculate nor apply a Baseline Discount Rate or Incremental Discount Rate.

Exhibit 1

Month	Actual F/C Yield Revenue	Baseline F/C Yield Revenue	Total Incr. F/C Yield Revenue	Stage Share	Incremental Flow-Through	Net	Quarterly Pay-out
	$	$	$	$		$	
Apr-10	4,162,211	3,597,589	564,622	282,311	$ -	282,311	
	$	$	$	$		$	
May-10	4,056,652	3,506,350	550,302	275,151	$ -	275,151	
	$	$	$	$		$	$
Jun-10	4,110,219	3,552,650	557,569	278,784	$ -	278,784	836,246
	$	$	$	$	$	$	
Jul-10	4,193,125	3,624,310	568,815	284,408	67,145	217,263	
	$	$	$	$	$	$	
Aug-10	4,097,417	3,541,585	555,832	277,916	83,256	194,661	
	$	$	$	$	$	$	$
Sep-10	4,228,772	3,655,121	573,651	286,825	56,357	230,468	642,391
	$	$	$	$	$	$	
Oct-10	4,225,954	3,652,685	573,269	286,634	123,989	162,645	
	$	$	$	$	$	$	
Nov-10	4,177,188	3,610,534	566,653	283,327	162,731	120,596	
	$	$	$	$	$	$	$
Dec-10	4,263,710	3,685,320	578,390	289,195	279,155	10,041	293,281
	$	$	$	$	$	$	
Jan-11	4,577,766	3,956,773	620,994	310,497	136,058	174,438	
	$	$	$	$	$	$	
Feb-11	4,781,553	4,132,915	648,638	324,319	135,586	188,733	
	$	$	$	$	$	$	$
Mar-11	4,255,055	3,677,838	577,216	288,608	194,058	94,550	457,722
			$	$	$		$
Total			6,935,951	3,467,976	1,238,335		2,229,640

Exhibit 1, Cont'd.

Month	Actual Discount Rate (%)	Baseline Discount Rate (%)	Incremental Discount Rate (%)	Net Sales	Incremental Flow-Through
Apr-10	1.57%	1.57%	0.00%	$ 26,485,232	$ -
May-10	1.57%	1.57%	0.00%	$ 33,379,800	$ -
Jun-10	1.57%	1.57%	0.00%	$ 27,132,865	$ -
Jul-10	1.82%	1.58%	0.24%	$ 27,977,153	$ 67,145
Aug-10	1.82%	1.58%	0.24%	$ 34,689,800	$ 83,256
Sep-10	1.82%	1.58%	0.24%	$ 23,482,208	$ 56,357
Oct-10	1.90%	1.42%	0.48%	$ 25,831,140	$ 123,989
Nov-10	1.90%	1.42%	0.48%	$ 33,902,256	$ 162,731
Dec-10	1.90%	1.42%	0.48%	$ 58,157,215	$ 279,155
Jan-11	1.96%	1.24%	0.72%	$ 18,896,999	$ 136,058
Feb-11	1.96%	1.24%	0.72%	$ 18,831,357	$ 135,586
Mar-11	1.96%	1.24%	0.72%	$ 26,952,516	$ 194,058
Total					$ 1,238,335